SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated May 15, 2014 re TAT Technologies Ltd. Reports First Quarter 2014 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies ReportsFirst Quarter 2014 Results

GEDERA, Israel, Thursday, May 15, 2014 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“the Company”), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month period ended March 31, 2014.

Mr. Itsik Maaravi, TAT’s President & CEO commented, “As experienced in the past, 2014 first quarter was a challenging period for TAT group following a very successful year in 2013 in terms of revenues and profit. We plan to continue and increase our marketing and sales efforts, as well as to increase our activity in improving our production efficiency and the responsiveness and support to our customers. We believe that our efforts will assist us in improving our performance throughout the next quarters of 2014. In addition, we are continuing to preserve a strong balance sheet with limited liabilities, strong working capital and sufficient financial assets to support the future growth of our operations”.

Financial Highlights for the First quarter of 2014:

•	Total Revenue: $18.4 million compared to $19.6 million for the first quarter of 2013.

•	Operating income: $0.4 million compared to $1.7 million for the first quarter of 2013.

•	Net income : $0.4 million compared to $1.7 million for the first quarter of 2013.

•	Earnings per share: $0.05 per share compared to $0.19 per share in the first quarter of 2013.

•	Cash and cash equivalents and short-term bank deposits: $35.2 million compared to $29.9 million as of December 31, 2013.

About TAT Technologies LTD

TAT Technologies LTD is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under three segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products and (iii) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components.

TAT’s activities in the area of OEM of Heat Management Solutions primarily include the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT also holds approximately 29% of the equity of First Aviation Services, a world-wide service provider to the aerospace industry and a one-stop-shop for maintenance, repair and overhaul services (for propellers and landing gear) for the General Aviation Industry.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Tiko Gadot – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
TikoG@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except share data)

	March 31,	December 31,
	2014	2013
	(unaudited)	(audited)
ASSETS
Current Assets:
Cash and cash equivalents	$25,158	$19,814
Short-term bank deposits	10,059	10,059
Accounts receivable-trade (net of allowance for doubtful accounts of $123 as of March 31, 2014 and December 31, 2013)	16,618	18,387
Other accounts receivable and prepaid expenses	3,301	3,314
Inventories, net	30,084	29,395
Assets held for sale	-	9,959

Total current assets	85,220	90,928

Long-term assets:
Investment in an affiliated company	2,431	2,289
Funds in respect of employee rights upon retirement	2,919	2,900
Long-term deferred tax	1,541	1,616
Property, plant and equipment, net	11,332	11,147

Total Long-term assets	18,223	17,952

Total assets	$103,443	$108,880

LIABILITIES AND EQUITY

Current Liabilities:
Short term bank loan and current maturities of long-term loans	$883	$910
Trade accounts payables	6,265	6,941
Other accounts payable and accrued expenses	7,621	5,815
Liabilities held for sale	-	3,428

Total current liabilities	14,769	17,094

Long-term liabilities:
Other accounts payable	53	58
Liability in respect of employee rights upon retirement	3,131	3,140
Long-term deferred tax liability	1,073	1,058

Total long-term liabilities	4,257	4,256

EQUITY:
Share capital	2,792	2,792
Additional paid-in capital	64,463	64,454
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive loss	-	(429)
Retained earnings	19,250	20,840
Total TAT Technologies shareholders' equity	84,417	85,569
Non-controlling interest	-	1,961

Total equity:	84,417	87,530

Total liabilities and equity	$103,443	$108,880

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended		Year ended
	March 31,		December 31,
	2014	2013	2013

Revenues:
Products	$8,098	$8,255	$34,364
Services	10,319	11,324	45,187
	18,417	19,579	79,551
Cost and operating expenses:
Products	5,995	5,811	24,892
Services	8,794	8,792	35,987
	14,789	14,603	60,879
Gross Profit	3,628	4,976	18,672

Operating expenses:
Research and development, net	255	224	713
Selling and marketing	750	766	3,150
General and administrative	2,276	2,313	9,512
Other income	(7)	(7)	(20)
	3,274	3,296	13,355
Operating income from continuing operations	354	1,680	5,317

Financial income (expenses), net	11	16	(50)

Income from continuing operations before taxes on income	365	1,696	5,267

Taxes on income	97	483	1,041

Net income from continuing operations after taxes on income	268	1,213	4,226
Share in results of affiliated company	142	911	1,025

Net income from continuing operations	410	2,124	5,251
Net loss from discontinued operations, net of tax	-	(416)	(2,429)

Net income attributable to TAT Technologies Ltd. shareholders	$410	$1,708	$2,822

Basic and diluted income (loss) per share
Net income from continuing operations per share attributable to controlling interest	$0.05	$0.24	$0.60
Loss from discontinued operations per share attributable to controlling interest	-	(0.05)	(0.28)
	$0.05	$0.19	$0.32

Weighted average number of shares outstanding
Basic	8,805,236	8,798,570	8,799,237
Diluted	8,827,702	8,798,570	8,808,920

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$410	$1,708	$2,822
Net loss from discontinued operations	-	(416)	(2,429)
Income from continuing operations	410	2,124	5,251

Adjustments to reconcile net income to net cash provided by operating activities:	420	(629)	1,243

Changes in operating assets and liabilities	446	(1,969)	709

Net cash provided by (used in) operating activities	1,276	(474)	7,203

Cash flows provided by investing activities	4,094	1,712	70

Cash flows provided by (used in) financing activities	(26)	295	(2,936)

Cash flows provided by discontinued operations	-	990	514

Net increase in cash and cash equivalents	5,344	2,523	4,851

Cash and cash equivalents at beginning of period	19,814	17,786	17,786

Cash and cash equivalents at end of period	25,158	20,309	22,637
Less- Cash and cash equivalents of discontinued operations at end of period	-	3,299	2,823

Cash and cash equivalents of continuing operations at end of period	$25,158	$17,010	$19,814

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Tiko Gadot
Tiko Gadot
Chief Financial Officer

Date: May 15, 2014